[AIG Letterhead]
November 19, 2009
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K filed October 23, 2009 File No. 1-8787
Dear Mr. Riedler:
We are in receipt of your letter dated November 18, 2009 with respect to American International Group, Inc.’s (AIG) Form 8-K filed on October 23, 2009 (October Form 8-K). This letter sets forth AIG’s responses to the Staff’s comment contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the October Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the October Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comment below to facilitate your review.
Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
1.	We note your response to our prior comment 1. Please acknowledge that once a final determination is made you will file a Form 8-K to describe any material amendments to the current compensation arrangements. While we are not looking for the full Item 402 disclosure, we believe that if the changes described in the initial Determination Memorandum were to become final, such changes would constitute a material amendment to the current compensation arrangements.
AIG Response:
AIG hereby acknowledges the Staff’s comment and confirms that when it materially amends the current compensation arrangements for any of its principal executive officer, principal financial officer or other named executive officers it will file a Current Report on Form 8-K describing the material amendments.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,

/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel